Exhibit 99.1

Tencent Music Entertainment Group Announces Management Changes

SHENZHEN, China, May 13, 2019 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music", "TME", or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that Mr. Guomin Xie has tendered his resignation as the Company's co-president and director due to personal reasons, effective June 6, 2019.

In addition, Tencent Music has named Mr. Zhenyu Xie, co-president and Company board member, as chief technology officer (CTO), reporting to chief executive officer (CEO), Mr. Cussion Kar Shun Pang. Tencent Music has also appointed Ms. Linlin Chen, a group vice president, to oversee the Company's Kugou business and Mr. Lixue Shi, a group vice president, to oversee the Company's Kuwo business. Both Ms. Chen and Mr. Shi now report to the CEO directly.

"On behalf of Tencent Music, I would like to thank Guomin for his contribution to our growth and development over the years. We wish him the best in his future endeavors," stated Mr. Cussion Pang, CEO of the Company. "Zhenyu's extensive experience and expertise in technological innovation make him an ideal leader to spearhead our efforts in advancing technology to further improve our services. In regards to the new positions of Linlin and Lixue, we have complete confidence in their abilities to leverage their extensive management experiences accumulated through their prior roles. They are both well-suited to lead Kugou and Kuwo to the next level of growth."

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
ir@tencentmusic.com
+1 (646) 308-1736

Media Relations Contact
TME.PR@icrinc.com
+1 (646) 992-2986